ROCKWELL MEDICAL, INC.

30142 S. Wixom Road

Wixom, MI 48393

August 21, 2023

VIA EDGAR

Jimmy McNamara

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549-3561

Re:      Rockwell Medical, Inc.

Registration Statement on Form S-3

File No. 333-273983

Dear Mr. McNamara:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rockwell Medical, Inc. (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 22, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, requests by telephone that such Registration Statement be declared effective. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please contact Ryan Murr of Gibson, Dunn & Crutcher LLP by telephone at (415) 393-8373 or via email at RMurr@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Mr. Murr via email at RMurr@gibsondunn.com.

Sincerely,

/s/ Mark Strobeck
Name: Mark Strobeck
Title: President and Chief Executive Officer

cc:   Ryan Murr

Gibson, Dunn & Crutcher LLP